Exhibit 99.1

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO CANADA, AUSTRALIA, JAPAN OR SOUTH AFRICA

THE ROYAL BANK OF SCOTLAND GROUP PLC

Result of General Meeting

14 May 2008

The Royal Bank of Scotland Group plc (“RBS”) announces that the following resolutions put forward at today’s General Meeting were passed:

•                  Resolution 1: To increase the Company’s authorised ordinary share capital and to grant the Directors authority to allot ordinary shares in connection with the proposed rights issue (the “Rights Issue”)

•                  Resolution 2: To increase the Company’s authorised ordinary share capital, to authorise the capitalisation of reserves to allow the issue of new ordinary shares instead of paying the 2008 interim dividend and to grant the Directors authority to allot ordinary shares in connection with the proposed capitalisation issue

5,760,054,081 shares were voted in favour of Resolution 1 representing 95.38 per cent of the votes cast and 57 per cent of total voting capital.

5,810,697,283 shares were voted in favour of Resolution 2 representing 96.06 per cent of the votes cast and 58 per cent of total voting capital.

RBS General Meeting Poll Result:

	For	Against	Withheld
Resolution 1	5,760,054,081	278,839,093	48,276,345

Resolution 2	5,810,697,283	238,180,283	36,882,864

In accordance with the UK Listing Authority rules, copies of the resolutions passed at the General Meeting will be lodged shortly with the Document Viewing Facility.

The following is an extract from the speech made by Sir Tom McKillop, Chairman, at today’s Meeting:

“The Board appreciates your overwhelming support for the decision to rebase the Group’s capital position. This new financial strategy, together with our enhanced geographical presence, customer franchises, product capabilities and distribution channels, positions RBS well for the future.”

Contacts

Andrew McLaughlin

Group Director, Economics & Corporate Affairs

Mobile: 07786 111689

Carolyn McAdam

Group Head of Media Relations

Mobile: 07796 274968

Copies of the resolutions will shortly be available for inspection at the Financial Services Authority’s Document Viewing Facility which is situated at: the Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS (telephone 020 7066 1000).

This announcement is not a prospectus but an advertisement and investors should not subscribe for any nil paid rights (the “Nil Paid Rights”), fully paid rights (the “Fully Paid Rights”), the Euroclear subscription rights (the “Euroclear Subscription Rights”) or new shares (the “New Shares”) issued in connection with the Rights Issue except on the basis of the information contained in the prospectus dated 30 April 2008 (the “Prospectus”).

This announcement does not constitute an offer to sell, or a solicitation of an offer to subscribe for, the Nil Paid Rights, the Fully Paid Rights, the Euroclear Subscription Rights or the New Shares being issued in connection with the Rights Issue, in any jurisdiction in which such offer or solicitation is unlawful.

This announcement is not for distribution, directly or indirectly in, or into the Australia, Canada, Japan or South Africa. This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for the securities mentioned herein (the “Securities”) in the United States. The Securities have not been, and will not be, registered under the United States Securities Act of 1993 (the “Securities Act”).

The Securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. There will be no public offer of the Securities in the United States.

Neither the content of The Royal Bank of Scotland Group plc’s website nor any website accessible by hyperlinks on The Royal Bank of Scotland Group plc’s website is incorporated in, or forms part of, this announcement.

The distribution of this announcement and/or the Prospectus and/or the Provisional Allotment Letters and/or the transfer of Nil Paid Rights, Fully Paid Rights, the Euroclear Subscription Rights and/or New Shares into jurisdictions other than the United Kingdom may be restricted by law. Persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.